中遠投資(新加坡)有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED
9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

82-4033

Our Ref: C200/SEC/LK/JL/rh **Exemption No. 33-91910**

03 NOV 18 AM 7:21

5 November 2003

03037447

The U.S. Securities and Exchange Commiss
450 Fifth Street, N.W.
Room 3099, Office of International Corporat
Mail Stop 3-7
Washington D.C. 20549

SUPPL

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. ~~33-91910)~~

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date of Announcement	Description of Announcement
4 November 2003	Notice of Extraordinary General Meeting

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

dlw 11/18

encs

c.c. Mr Ji Hai Sheng (Fax No. 63361217, letter only)

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at Suntec Singapore International Convention & Exhibition Centre, 1 Raffles Boulevard, Suntec City, Meeting Room 302 (Level 3), Singapore 039593 on 28 November 2003 at 10.00 a.m. for the purpose of considering and, if thought fit, passing the following resolutions:-

RESOLUITON 1: SPECIAL RESOLUTION

Proposed Change of Name of the Company from "Cosco Investment (Singapore) Limited" to "Cosco Corporation (Singapore) Limited"

That the name of the Company be changed from "Cosco Investment (Singapore) Limited" to "Cosco Corporation (Singapore) Limited".

RESOLUTION 2: SPECIAL RESOLUTION

Proposed Amendments to the Memorandum of Association and the Articles of Association

That Clauses 1 and 3(7A) of the Memorandum of Association and Articles 2, 3(1), 4A(A), 7, 14(a), 27, 28(c), 43, 48(2), 82, 84, 87, 88, 98, 103, 114(a) and (b), 115(c), 118(a)(4), 136 and 137 of the Articles of Association of the Company be and are hereby altered in the manner and to the extent as set out in Appendix I and II of the Circular to the Shareholders dated 5 November 2003.

By Order of the Board,

Lawrence Kwan
Company Secretary
Singapore
5 November 2003

NOTES:

1.	A member entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
2.	Where a member appoints two proxies, the Company may treat the appointments as invalid unless the member specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.
3.	The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 9 Temasek Boulevard, #07-00 Suntec City Tower II Singapore 038989 not less than 48 hours before the time appointed for the Extraordinary General Meeting.
4.	The instrument appointing a proxy or proxies must be under the hand of the appointor or his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

Submitted by Mr Ji Hai Sheng, President on 04/11/2003 to the SGX